Exhibit 99.1

News release

Cenovus announces 2023 budget

Calgary, Alberta (December 6, 2022) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE), today announced its 2023 budget, delivering disciplined capital allocation and focused investment plans to progress opportunities across its integrated portfolio, holding oil sands and conventional operating costs flat, reducing downstream operating costs and positioning the company for continued growth in shareholder returns. Cenovus plans to invest between $4.0 billion and $4.5 billion in 2023, including about $2.8 billion of sustaining capital to maintain base production and support continued safe and reliable operations. A range of $1.2 billion to $1.7 billion will be directed towards optimization and growth, including construction of the West White Rose project in Atlantic Canada, continued optimization of Cenovus’s oil sands assets and opportunities in the downstream business to improve reliability and increase margin capture.
“We’re pursuing strategic initiatives in 2023 that will both enhance our integrated business today and drive our ability to continue growing shareholder returns into the future,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “In addition, we continue delivering on our commitments to shareholders, including being well on our way to reaching our net debt floor of $4 billion around year end 2022. This will see us return 100% of excess free funds flow to shareholders while at that level.”

2023 budget highlights:
•Total upstream production of between 800,000 barrels of oil equivalent/day (BOE/d) and 840,000 BOE/d, a year-over-year increase of more than 3%1.
•Total downstream crude throughput of 610,000 barrels per day (bbls/d) to 660,000 bbls/d, an increase of nearly 28% year over year2.
•Oil Sands operating expenses per barrel of $12.50 to $14.00 are flat year over year and U.S. Manufacturing operating expenses of $11.25/bbl to $13.25/bbl represent a decrease of nearly 22%2.

2023 guidance
In 2023 Cenovus anticipates total upstream production of between 800,000 BOE/d and 840,000 BOE/d, including the impact of planned turnarounds, which captures the one at Foster Creek deferred from 2022. Canadian and U.S. Manufacturing expected combined throughput is between 610,000 bbls/d and 660,000 bbls/d, reflecting less planned turnaround work following significant major turnaround activity in 2022, the startup of the Superior Refinery and the assumed acquisition of the outstanding 50% working interest in the Toledo Refinery, which has not yet closed. The 2023 budget and throughput guidance assume the Toledo Refinery acquisition closes and the refinery resumes operations by the end of the first quarter of 2023. The actual timing of when operations will resume, and the status and timing of the closing of the transaction, remain to be determined by Cenovus and bp, its partner and the current operator.

Guidance for total capital expenditures is between $4.0 billion and $4.5 billion. This includes sustaining capital of approximately $2.8 billion, which increased year over year. This is mainly due to portfolio adjustments including the increase to 100% working interest in Sunrise for the full year, the planned restart of the Superior Refinery and the assumed Toledo acquisition and restart, as well as the impact of inflation across the company’s portfolio.

Cenovus expects to invest between $1.2 billion and $1.7 billion in optimization and growth capital to continue asset enhancement and growing production to maximize shareholder value. In the Upstream segment, these include construction of the West White Rose project, progressing the Narrows Lake tie-back to Christina Lake, continued optimization of Foster Creek and the Lloydminster thermal projects, and application of Cenovus’s operating model at Sunrise. Cenovus has also identified several margin expansion and debottlenecking opportunities in the downstream, which include feedstock replacement at the Lloydminster Refinery as part of the company’s Rewire Alberta initiative and increasing heavy conversion capacity and distillate output at the Wood River and Borger refineries. These initiatives will further balance the company’s exposure to light-heavy oil differentials, even as crude oil production grows over time.

General and administrative (G&A) less stock-based compensation expenses are expected to be in the range of $550 million to $600 million in 2023, an increase of approximately $75 million when compared with 2022 guidance. This is primarily driven by an increase in spending related to information technology (IT), Cenovus’s share of expenses relating to the Pathways Alliance and an increase in social investments, which include the company’s Indigenous Housing Initiative. The incremental IT expenditures included in 2023 G&A are offset by lower corporate capital for IT in 2023 when compared with 2022.

Oil Sands
Oil sands production guidance for 2023 is 582,000 bbls/d to 642,000 bbls/d. Christina Lake and Foster Creek production guidance ranges are 235,000 bbls/d to 255,000 bbls/d and 180,000 bbls/d to 200,000 bbls/d, respectively. Sunrise production guidance is 45,000 bbls/d to 50,000 bbls/d and production guidance for the Lloydminster thermal projects is between 105,000 bbls/d and 115,000 bbls/d.

Oil sands operating costs are expected to be in the range of $12.50/bbl to $14.00/bbl in 2023, which is comparable to 2022. This reflects ongoing work to mitigate inflation in the base business, as well as a lower natural gas price assumption than in 2022.

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Cenovus plans to invest $2.2 billion to $2.4 billion of capital in its Oil Sands assets, an increase of approximately $650 million compared with 2022, largely related to brownfield optimization and growth opportunities that will increase production at Foster Creek, Sunrise and Christina Lake over the next several years.

At Foster Creek, Cenovus has identified several high-return debottlenecking opportunities. This multi-year investment will utilize existing equipment to boost steam generation and increase production at Foster Creek by more than 30,000 bbls/d by the end of 2027. Additionally, investment in a sulphur recovery process is expected to improve environmental performance and decrease annual operating costs at Foster Creek by nearly $0.75/bbl by 2026.

At Sunrise, optimization capital will be directed to applying Cenovus operating strategies, already successfully deployed at the Lloydminster thermal projects, and is expected to increase production above its nameplate capacity of 60,000 bbls/d within the next two to three years, while also reducing the steam-oil ratio and greenhouse gas emissions intensity, and further lowering operating costs per barrel by approximately 20%.

Cenovus will also continue to progress the tie-back of Narrows Lake to the Christina Lake central processing facilities, including the construction of a 17-kilometre pipeline to connect the assets. Total capital for the Narrows Lake tie-back is expected to be approximately $300 million, including $100 million in 2023. With the addition of production from Narrows Lake, the company expects to add 20,000 bbls/d to 30,000 bbls/d at Christina Lake around the end of 2025.

Conventional
Total production is expected to be between 125,000 BOE/d and 140,000 BOE/d, including about 570 million cubic feet/day (MMcf/d) to 620 MMcf/d of natural gas.

Conventional operating costs are expected to be between $10.00/BOE and $11.50/BOE, which are flat year over year even with inflationary pressures. The company continues to identify opportunities to further reduce the impacts of inflation in the Conventional business and evaluate potential areas for future development drilling.

The company plans to invest between $350 million and $450 million in its Conventional assets, including about $75 million in optimization and growth capital. That’s an increase of approximately $125 million from 2022, some of which addresses the impact of inflation seen in 2022. Capital will be primarily directed to offsetting natural declines and optimizing gas handling infrastructure to take advantage of commodity price strength, and will be focused in core areas. Cenovus also plans to begin building infrastructure to support future production growth, while reducing methane emissions.

Offshore
Total Offshore production is expected to be in the range of 65,000 BOE/d to 78,000 BOE/d. This includes between 17,000 bbls/d and 21,000 bbls/d in the Atlantic region, 32,000 BOE/d to 36,000 BOE/d offshore China and 16,000 BOE/d to 21,000 BOE/d in Indonesia. The offshore production guidance reflects anticipated lower volumes from the Liwan 3-1 field with the planned expiry of one of the gas sales amendments, substantially offset by the partner-operated Terra Nova field returning to production in early 2023 and higher
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volumes in Indonesia where the MDA/MBH fields began producing in the fourth quarter of 2022 and where the MAC field is expected to begin producing in mid-2023.

Offshore operating costs in 2023 are expected to be between $18.00/BOE and $21.00/BOE, an increase from 2022 of approximately $4.50/BOE as a result of lower production from China, partially offset by higher Atlantic and Indonesian production.

Capital spending of between $600 million and $700 million will be primarily directed towards the construction of the West White Rose project in the Atlantic region, with first oil expected in 2026.

Downstream
Throughput is expected to be between 610,000 bbls/d and 660,000 bbls/d, including 100,000 bbls/d to 110,000 bbls/d in the Canadian Manufacturing segment and 510,000 bbls/d to 550,000 bbls/d in U.S. Manufacturing. Crude oil throughput will increase by 28% from 2022 with the restart of the Superior Refinery and the expected additional 50% interest in the Toledo Refinery. This will improve Cenovus's heavy oil value chain integration, further mitigating the impact of WTI-WCS light-heavy differentials.

Operating expenses in Canadian Manufacturing are expected to be $11.25/bbl to $13.25/bbl, a decrease of about 5% from 2022 due to less maintenance activity at the Lloydminster Upgrader and Refinery. In U.S. Manufacturing, operating expenses are expected to be $11.25/bbl to $13.25/bbl, a decrease of nearly 22%, reflecting throughput from the Superior and Toledo refineries which are expected to ramp up in the first quarter and into the second quarter of 2023.

Capital investment in the downstream business is projected to be between $800 million to $900 million. Sustaining capital will focus primarily on safety and reliability initiatives in Canadian Manufacturing and reflects the restart of the Superior and Toledo refineries in early 2023. Growth and optimization capital will be allocated towards debottlenecking work at the Lloydminster Refinery, part of the Rewire Alberta project which will increase integration of the Lloydminster complex with Cenovus’s oil sands assets, including processing production from Foster Creek. Growth and optimization capital will also be directed toward optimizing heavy throughput and increasing distillate yields at the Wood River and Borger refineries. In addition, capital has been allocated towards integrating the Toledo and Lima refineries using existing infrastructure and capturing identified synergies after Cenovus assumes full ownership and operatorship of Toledo.

Sustainability
Cenovus continues to make good progress towards its environmental, social and governance (ESG) targets announced in December 2021. Over the next five years Cenovus plans to spend approximately $1 billion on initiatives that advance its goal of reducing absolute scope 1 and 2 emissions by 35% by year-end 2035, from 2019 levels, on a net equity basis. This includes progressing carbon capture projects at the Minnedosa Ethanol Plant, Elmworth gas plant, Lloydminster Upgrader and Christina Lake, as well as methane reduction initiatives across conventional operations, continuing work to increase energy efficiency at Cenovus’s conventional and Canadian offshore assets, and advancing additional technology assessments.

Along with its Pathways Alliance peers, Cenovus is also progressing pre-work on the proposed foundational
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carbon capture and storage project, which will transport CO2 via pipeline from multiple oil sands facilities to be stored safely and permanently in the Cold Lake region of Alberta. Cenovus and its Alliance peers continue to work closely with the federal and provincial governments to land on policy that supports the progress of these large decarbonization projects while ensuring Canada remains globally competitive and continues to attract investment.

2023 planned maintenance
The following table provides details on planned turnaround activities at Cenovus assets in 2023 and anticipated production or throughput impacts. These planned turnarounds are reflected in Cenovus’s Corporate Guidance assumptions.

For further details on Cenovus’s 2023 budget, see the company’s 2023 guidance available under Investors at cenovus.com.

Board update
Cenovus has appointed Melanie A. Little to its Board of Directors, effective January 1, 2023. Ms. Little is Executive Vice-President and Chief Operating Officer of Magellan Midstream Partners, L.P. She is also a Director of the International Liquid Terminals Association and The Discovery Lab.

“Ms. Little has a breadth of experience in, and knowledge of, the midstream business, particularly in the United States,” said Keith A. MacPhail, Chair of Cenovus’s Board of Directors. “Her more than 20 years of experience in the industry, along with her operations and regulatory expertise, will be a substantial benefit to the company.”

Ms. Little currently serves on the board of directors of Diversified Energy Company plc, a public oil and gas producer in the U.S., with a term that will end on December 31, 2022.

Advisory
Basis of Presentation
Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).
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Barrels of Oil Equivalent
Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Forward-looking Information
This news release contains forward-looking statements and other information (collectively referred to as “forward-looking information”) about the company’s current expectations, estimates and projections, made in light of the company’s experience and perception of historical trends. Although the company believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

This forward-looking information is current only as of the date indicated above. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Forward-looking information in this news release is identified by words such as “anticipates”, “continue”, “deliver”, “expect”, “focus”, “opportunity”, “plan”, “position”, “progressing”, “pursue” and “will” or similar words or expressions and includes suggestions of future outcomes, including, but not limited to, statements about: capital allocation; operating costs and expenses and general and administrative expenses; shareholder returns; capital investment; optimization and growth; downstream reliability and margin capture; strategic initiatives; net debt; upstream production and downstream throughput; planned turnarounds; Superior Refinery startup; closing of the Toledo acquisition and resumption of operations; downstream optimization; environmental performance; steam-oil ratio and GHG emissions intensity; the tie-back of Narrows Lake to Christina Lake; the impact of inflation; optimizing gas handling infrastructure in conventional and building infrastructure; methane emissions; heavy oil value chain integration; ESG targets; GHG emissions spending; carbon capture projects; and carbon capture and storage within the Pathways Alliance. The 2023 guidance, as updated December 6, 2022 and available on cenovus.com, assumes: Brent prices of US$83.00 per barrel; WTI prices of US$77.00 per barrel; WCS of US$54.50 per barrel; differential WTI-WCS of US$22.50 per barrel; AECO natural gas prices of $4.85 per thousand cubic feet; Chicago 3-2-1 crack spread of US$26.50 per barrel; and an exchange rate of $0.75 US$/C$.

In addition to the price assumptions disclosed herein, the factors or assumptions on which the forward-looking information in this news release is based include: projected capital investment levels, the flexibility of capital spending plans and associated sources of funding; achievement of further operating efficiencies, cost reductions and sustainability thereof; achieving corporate, operating and sustaining capital synergies as a result of the acquisition of Husky Energy Inc.; our forecast production volumes are subject to potential ramp down of production based on business and market conditions; foreign exchange rate, including with respect to our US$ debt and refining capital and operating expenses; future improvements in availability of product transportation capacity; realization of expected impacts of storage capacity within oil sands reservoirs; the
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ability of our refining capacity and existing pipeline commitments to mitigate a portion of heavy oil volumes against wider differentials; planned turnaround and maintenance activity at both upstream and downstream facilities; status and timing of the Superior rebuild and closing of the Toledo transaction; accounting estimates and judgments; ability to obtain necessary regulatory and partner approvals; and the successful and timely implementation of capital projects or stages thereof.

The information in this news release is also subject to risks disclosed in our annual Management’s Discussion and Analysis (MD&A) for the period ended December 31, 2021, supplemented by updates in our most recent quarterly MD&A, available on SEDAR at sedar.com, on EDGAR at sec.gov and at cenovus.com.
Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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